                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)

                         NPS Pharmaceuticals, Inc.

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                                (Name of Issuer)


                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)


                                   62936P103
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                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA  19102
                             Telephone 215-751-7633

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 2, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 amends and supplements the Statement on Schedule 13D electronically filed on December 15, 1997, and Amendment No. 1 electronically filed on January 9, 1998 with respect to the ownership of securities of NPS Pharmaceuticals, Inc.

The undersigned hereby amends and supplements Items 2, 3 and 5 of the Initial Statement by the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

                                  SCHEDULE 13D

CUSIP NO. 62936P103                                        PAGE 2 OF 8 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SmithKline Beecham plc

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


        England
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                 -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                                  -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 62936P103                                         PAGE 3 OF 8 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.R. One, Limited
        23-1729901
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        Pennsylvania Business Trust
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           717,601
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                    717,601
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        717,601
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.74%
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14   TYPE OF REPORTING PERSON*

        CO
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
                                  SCHEDULE 13D

CUSIP NO. 62936P103                                        PAGE 4 OF 8 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SmithKline Beecham Corporation
        23-1099050
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        Pennsylvania
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           364,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    364,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        364,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.91%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

Item 1.  Security and Issuer.


Item 2.  Identity and Background.

         (a) In the original Schedule 13D and Amendment No. 1 filings, SmithKline Beecham plc ("SBplc") was incorrectly identified as the beneficial owner of shares owned beneficially and of record by its wholly owned subsidiary, SmithKline Beecham Corporation ("SBCorp"). SBCorp, a company organized under the laws of Pennsylvania, discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related products, and provides healthcare services including clinical laboratory testing, disease management, and pharmaceutical benefit management.

              Collectively, SROne and SBCorp are sometimes referred to as the "Group".

         (b) The principal business address for SB Corp is:

              One Franklin Plaza
              Philadelphia, Pennsylvania  19102

Item 3.  Source and Amount of Funds or Other Consideration.

         SRO exercised 5,700 stock options for an aggregate consideration of $12,600. SBCorp acquired 204,000 shares of Common Stock at $8.869 per share in a private placement for an aggregate consideration of $1,809,276. The source for funds in each case was Working Capital.

Item 4.  Purpose of Transaction.

                                                               Page 6 of 8 Pages


Item 5.  Interest in Securities of the Issuer.

         (a)  Amount and Percent Beneficially Owned

              Registered Name    No. of Shares         Percent
                    SRO             717,601             5.74%
                    SBCorp          364,000             2.91%
                                                        -----
                                                        8.65%

                (b)

         (c) On October 20, 1998, SRO exercised 5,700 stock options granted to its representative on the Issuer's Board of Directors, 1,200 of which were purchased at $3.00 per share and 4,500 were purchased at $2.00 per share for an aggregate amount of $12,600. Pursuant to a Stock Purchase Agreement entered into in connection with a Collaborative Research and License Agreement between the Issuer and SBCorp, SBCorp purchased 204,000 shares of Common Stock at $8.869 per share on November 2, 1998. If the Collaborative Research and License Agreement remains in full force and effect as of October 31, 1999, SBCorp will purchase additional shares of Common Stock at market price plus $2.50 per share.

         (d)

         (e)

Item 6.  Contracts, Arrangements, Understandings or
         Relationship With respect to Securities of the Issuer.


Item 7.  Materials to be Filed as Exhibits.

                                                               Page 7 of 8 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  November 5, 1998

                                                S.R. ONE, LIMITED



                                                By:      /s/
                                                        Donald F. Parman
                                                        Vice President
                                                         and Secretary

                                                               Page 8 of 8 Pages

                                    EXHIBIT 1


        The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) under Section 13(d) of the Securities Exchange Act of 1934, as amended, that (1) they shall cause a single Schedule 13D to be filed on behalf of both parties in respect of their ownership interests in the Common Stock of NPS Pharmaceuticals, Inc. and
(2) S.R. One, Limited shall be authorized to sign said Schedule 13D and any amendments thereto on behalf of both members of the Group.

                                                S.R. ONE, LIMITED



                                                By:      /s/
                                                      Donald F. Parman
                                                      Vice President
                                                      and Secretary

                                                SMITHKLINE BEECHAM CORPORATION



                                                By:      /s/
                                                       Donald F. Parman
                                                       Secretary

DATED:  November 5, 1998

------------------------------